August 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	MSC Industrial Direct Co., Inc. Registration Statement on Form S-4/A filed August 21, 2023 (File No. 333-273418)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MSC Industrial Direct Co., Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement to 2:00 p.m., Eastern Time, on Wednesday, August 23, 2023, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Moore & Van Allen PLLC, requests by telephone that such Registration Statement be declared effective.

Should you have any questions with respect to this matter, please contact Ryan Hart at (704) 331-3726 or the undersigned.

Very truly yours,

MSC INDUSTRIAL DIRECT CO., INC.

/s/ Neal Dongre
Neal Dongre
Vice President, General Counsel and Corporate Secretary

cc:	Ryan Hart, Moore & Van Allen PLLC